UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TRISALUS LIFE SCIENCES, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

89680M101

(CUSIP Number)

November 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89680M101	Page 1 of 1

1	NAMES OF REPORTING PERSONS James J. Pallotta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER(1) 1,909,729 shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER(1) 1,909,729 shares
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,729 (1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.24% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 114,268 shares underlying warrants exercisable into shares of the issuer’s common stock.

(2)	The percentages used herein are calculated based upon 30,493,137 shares of the issuer’s common stock outstanding as of November 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024, plus 114,268 shares underlying warrants exercisable into shares of the issuer’s common stock.

Item 1(a)	Name of Issuer:

TriSalus Life Sciences, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6272 W. 91st Ave., Westminster, Colorado 80031

Item 2(a)	Name of Person Filing:

James J. Pallotta

Item 2(b)	Address of Principal Business Office or, if none, Residence:

2340 Collins Avenue, 5th Floor, Miami Beach, Florida 33139

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.:

89680M101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership:

(a)	Amount beneficially owned: See Row 9 of the cover page.

(b)	Percent of class: See Row 11 of the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See Row 5 of the cover page.

(ii)	Shared power to vote or direct the vote: See Row 6 of the cover page.

(iii)	Sole power to dispose or direct the disposition: See Row 7 of the cover page.

(iv)	Shared power to dispose or direct the disposition: See Row 8 of the cover page.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2024

By:	/s/ James J. Pallotta
Name: James J. Pallotta